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                                 January 1, 1996


Carlton J. Eibl
President and Chief Operating Officer
Mycogen Corporation
5501 Oberlin Drive
San Diego, California 92121

Dear Mr. Eibl:

       We are pleased to inform you that the Board of Directors (the "Board") of Mycogen Corporation (the "Company") has authorized an employment package for you which will provide certain assurances concerning the terms and conditions of your continued employment with the Company and will allow you to participate in a program of severance benefit payments should your employment terminate. The purpose of this letter agreement (the "Agreement") is to document the terms of your employment package by providing you with a formal employment contract.

       The Company considers it essential to the continuing operation of the Company and in the best interests of its shareholders to assure the continuous dedication of key management personnel. It is recognized in the context of public ownership that a termination of an employee's employment without cause may be sought and that such circumstances could prove distracting to key executives and detrimental to the ongoing management and administration of the Company. Such distraction is not in the best interest of the shareholders of the Company. Accordingly, the Board has determined to discourage the inevitable distraction to you in the face of potentially disturbing circumstances inherent in any uncertainty regarding your employment status. This Agreement is intended to secure and encourage your ongoing retention by providing separation benefits in the event that your employment is altered as hereinafter described. In order to induce you to remain in the employ of the Company, and in consideration of the your agreement set forth in Sections 10, 11, 12 and 13 of Part Two hereof, the Company agrees to pay the severance payments and benefits set forth in this Employment Agreement, under the circumstances described herein.

       This Agreement supersedes any written employment agreement between you and the Company prior to the date hereof.

       Part One of this Agreement sets forth certain definitional provisions to be in effect for purposes of determining your benefit entitlements. Part Two specifies the terms and conditions which will apply to your continued employment with the Company, including the severance payments and benefits to which you will become entitled in the event your employment should be terminated. Part Three provides an additional gross-up bonus to you in the particular circumstance where the payment of or separation benefits generates the imposition of an excise


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tax by the Internal Revenue Service.  Part Four provides for certain additional rights and responsibilities of both yourself and the Company. Part Five concludes this Agreement with a series of general terms and conditions applicable to your employment benefits.


                            PART ONE -- DEFINITIONS

       DEFINITIONS. For purposes of this Agreement, including in particular the severance payments and benefits to which you may become entitled under Part Three, the following definitions will be in effect:

       "CHANGE IN CONTROL" means:

       (i) a merger or acquisition in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the State of the Company's incorporation;

       (ii) the sale, transfer or other disposition of all or substantially all of the assets of the Company in liquidation or dissolution of the Company or a sale/leaseback of all or substantially all of the Company's assets (with or without a purchase option);

       (iii) a transfer of all or substantially all of the Company's assets pursuant to a partnership or joint venture agreement or similar arrangement where the Company's resulting interest is or becomes fifty percent (50%) or less;

       (iv) any reverse merger in which the Company is the surviving entity but in which fifty percent (50%) or more of the Company's outstanding voting stock is transferred to holders different from those who held the stock immediately prior to such merger;

       (v) on or after the date hereof, a change in ownership of the Company through an action or series of transactions, such that any person is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the securities of the combined voting power of the Company's outstanding securities;

       (vi) a change in the composition of the Board such that the individuals elected to the Board at the last meeting of the shareholders at which there is not a contested election subsequently cease to comprise a majority of the Board; or

       (vii) the occurrence of any other event constituting a "change in control" under Code Section 280G or the Treasury regulations promulgated thereunder.

       "CODE" means the Internal Revenue Code of 1986, as amended from time to time.

       "EMPLOYEE" means Carlton J. Eibl.


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       "EMPLOYEE BENEFIT PLAN" shall have the meaning given the term under
Section 3 of ERISA.

       "EMPLOYMENT PERIOD" means the period of your employment with the Company governed by the terms and provisions of this Agreement.

       "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as in effect from time to time.

       "INVOLUNTARY TERMINATION" means the termination of your employment with the Company:

       (i) involuntarily upon your discharge, dismissal, or the Company's failure to renew this Agreement pursuant to Section 3 of Part Two, whether or not in connection with a Change in Control; or

       (ii) voluntarily or involuntarily, provided such termination occurs in connection with (a) a change in your position with the Company which materially reduces your level of responsibility or changes your title, (b) a reduction in your level of compensation (including base salary, fringe benefits and any non-discretionary bonuses or other incentive payments earned pursuant to objective standards or criteria) by more than ten percent (10%), or (c) a relocation of your principal place of employment by more than fifty
(50) miles or a change in your responsibilities such that you must spend more than twenty percent (20%) of your working days outside of the San Diego, California area, AND such change, reduction or relocation is effected without your written concurrence.

       "OPTION" means any option granted to you under the Stock Option Plan which is outstanding at the time of your Involuntary Termination.

       "STOCK OPTION PLAN" means the Company's 1992 Stock Option Plan (including the predecessor 1983 Stock Option Plan), as amended through the date hereof.

       "RESTRICTED STOCK ISSUANCE PLAN" means the 1990 Restricted Stock Issuance Plan, as revised on April 18, 1991, and as further amended through the date hereof.

       "TERMINATION FOR CAUSE" will mean an Involuntary Termination of your employment for one or more alleged acts of fraud, embezzlement, misappropriation of proprietary information or any other verifiable misconduct adversely affecting the business reputation of the Company in a material manner.


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                 PART TWO -- TERMS AND CONDITIONS OF EMPLOYMENT

       The following terms and conditions will govern your employment with the Company throughout the Employment Period and will also, to the extent indicated below, remain in effect following your termination date.


       1. EMPLOYMENT AND DUTIES. The Company will continue to employ you as an executive officer in the position of President and Chief Operating Officer. You agree to continue in such employment for the duration of the Employment Period and to perform in good faith and to the best of your ability all services which may be required of you in your executive position and to be available to render such services at all reasonable times and places in accordance with reasonable directives and assignments issued by the Board or your superiors. During your Employment Period, you will devote your full time and effort to the business and affairs of the Company within the scope of your executive office. Your principal place of operations will be at the Company's corporate offices in San Diego, California. You may, however, be required to travel periodically to Company facilities in other geographic locations in connection with your duties.

       2. TERM OF AGREEMENT. This Agreement shall be effective as of the date hereof. The term of this Agreement shall continue in effect from such date for a period of one (1) year from such date, subject to the provisions of this Part Two, unless sooner terminated by the parties in accordance with the provisions hereof. No termination or expiration of this Agreement shall affect any rights, obligations or liabilities of Employee or the Company that shall have accrued on or prior to the date of termination or expiration.

       3. AUTOMATIC EXTENSION. Commencing on the first anniversary of the effective date hereof, and on each succeeding anniversary of the date hereof, the term of this Agreement shall automatically be extended for one
(1) additional year unless, not later than three (3) months preceding such anniversary date, the Company shall have given written notice pursuant to
Section 6 of Part Five that it will not extend the term of this Agreement. The automatic extension of the term of this Employment Agreement pursuant to this Section 3 shall not be a modification of this Agreement in any significant respect within the meaning of Section 280G of the Code and the rules and regulations thereunder.

       4.     COMPENSATION.

              A. For service in the 1996 calendar year, your base salary will be the annual rate of $190,000. Your annual rate of base salary will be subject to adjustment each calendar year by the Board.

              B. Your base salary will be paid at periodic intervals in accordance with the Company's payroll practices for salaried employees.


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              C.     You will be entitled to such bonuses (if any) for
service rendered during the Employment Period as the Board may determine in its sole discretion based upon the recommendation of the Company's Chief Employee Officer and such additional factors as the Board deems appropriate, including your individual performance and the Company's profitability.

              D. The Company will deduct and withhold, from the compensation payable to you hereunder, any and all applicable Federal, State and local income and employment withholding taxes and any other amounts required to be deducted or withheld by the Company under applicable statute or regulation.

       5. EXPENSE REIMBURSEMENT. You will be entitled to reimbursement from the Company for all customary, ordinary and necessary business expenses incurred by you in the performance of your duties hereunder, PROVIDED you furnish the Company with vouchers, receipts and other substantiation of such expenses within thirty (30) days after they are incurred.

       6. FRINGE BENEFITS. During the Employment Period, you will be eligible to participate in any group life insurance plan, group medical and/or dental insurance plan, accidental death and dismemberment plan, short-term disability program and other employee benefit plans, including profit sharing plans, cafeteria benefit programs, and stock option plans, which are made available to executives and for which you qualify.

       7. VACATION. You will accrue paid vacation benefits during the Employment Period in accordance with the Company policy in effect for executive officers.

       8.     DEATH OR DISABILITY.

              A. Upon your death or disability during the Employment Period, the employment relationship created pursuant to this Agreement will immediately terminate, and no further compensation will become payable to you pursuant to Part Two, Section 4. In connection with such termination, the Company will only be required to pay you (or your estate) any unpaid compensation earned under Part Two, Section 4 for services rendered through the date of your death or disability, together with a special termination payment equal to the additional amount of base salary you would have earned hereunder had your employment continued for an additional thirty (30) days.

              B. You will be deemed disabled if you are, in the Company's reasonable opinion, unable by reason of any permanent physical or mental injury or illness to substantially perform the services required of you hereunder either for a period in excess of one hundred eighty (180) days or for a period of one hundred eighty (180) days in the aggregate during any two hundred seventy (270) day period. In such event, you will be deemed disabled as of the end of such one hundred eightieth (180th) day.

              C. Upon death or disability the terms of The Stock Plan will apply.


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